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16013010

SEC
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Section
FEB 29 2016
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Resources Group Investment Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

481 Munn Rd, Suite 225
(No. and Street)

Fort Mill	SC	29715
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo, PLLC
(Name -- *if individual, state last, first, middle name*)

700 East Morehead Street, Suite 400	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Edward Bruce Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Resources Group Investment Services, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward B Miller
Signature

President
Title

Juana Penaloza
Notary Public

JUANA PENALOZA
Notary Public - State of South Carolina
My Commission Expires April 04, 2021

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption from SEA Rule 15c3-3

Financial Resources Group Investment Services, LLC

Table of Contents

Page

elliott davis decosimo

Report of Independent Registered Public Accounting Firm

To the Member
Financial Resources Group Investment Services, LLC
Fort Mill, South Carolina

We have audited the accompanying statement of financial condition of Financial Resources Group Investment Services, LLC (the Company) as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Financial Resources Group Investment Services, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Elliott Davis Decosimo, LLC

Greenville, South Carolina
February 26, 2016

Financial Resources Group Investment Services, LLC

Statement of Financial Condition

December 31, 2015

Current Assets:	
Cash	$1,184,994
Accounts Receivable	444,415
Prepaid expenses	53,550
Other receivables	47,040
Total current assets	1,729,999
Property and Equipment	
Leasehold Improvements	96,068
Furniture and fixtures	30,272
Office equipment	10,045
Vehicle	37,497
Accumulated Depreciation	(6,064)
Net fixed assets	167,818
Long term assets	53,985
Total assets	$1,951,802
Liabilities and Equity	
Current liabilities:	
Accounts Payable	$34,849
Accrued Commissions	508,625
Accrued Expenses	99,281
Payroll Liabilities	45,726
Total current liabilities	688,481
Long term liabilities	41,160
Total Liabilities	729,641
Equity	1,222,161
Total liabilities and member's equity	$1,951,802

See Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies and Activities, continued

Computer and hardware	5 years
Office furniture	7 years
Office equipment and leasehold improvements	5 years

Depreciation expense for December 31, 2015 totaled $6,064.

Maintenance and repairs of property and equipment are charged to operations. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any related gain or loss is included in operations. At December 31, 2015, management deemed there was no impairment on property and equipment.

Revenue Recognition:

The Company records override income upon the completion of the transaction evidenced by the receipt of its payment. The company earns advisory revenue and brokerage revenues by providing Office of Supervisory jurisdiction services to its clients. The Company also earns a portion of administrative fees charged to advisory products.

Advertising and marketing costs:

The Company expenses the cost of advertising and marketing as they are incurred. Advertising and marketing expense was $6,468 for the year ended December 31, 2015.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Limited Liability Company:

The Company is owned by a single member as of December 31, 2015.

Fair value of assets and liabilities:

The carrying amounts of all financial instruments approximate their estimated values in accompanying statement of financial condition.

Recently issued accounting pronouncements:

Accounting standards that have been issued or proposed by the FASB or other standard setting bodies are not expected to have a material impact on the Company's financial position, revenue recognition, results of operations, or cash flows.

Note 2. Net Capital Requirement

The Company is in the first year of operations and subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of a minimum net capital of the greater of $5,000 or 12.5% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2015 the Company had net capital of $662,320 which was $571,115 in excess of its required net capital of $91,205. The Company's ratio of aggregate indebtedness to net capital was 1.1 to 1 at December 31, 2015.

Note 3. Income Tax Status

The company is classified as an S-Corp for federal income tax purposes at December 31, 2015. Accordingly, income is passed through to the sole Member. The tax amount reflected in the financial statements are amounts for prior year state taxes and an accrual for 2015 state taxes.

Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits. The Company's tax returns have not been examined.

Note 4. Operating Lease

As of December 1, 2015, the Company assumed responsibility for two operating leases for office space held with Financial Resources Group, LLC, a related party. The original lease for the South Carolina space commenced on April 10, 2014 and expires 61 months from the date of occupancy, May 1, 2015. The original lease for the Melville, NY commenced March 1, 2013 and expires October 31, 2018.

Note 4. Operating Lease (Continued)

2016	$235,040
2017	238,481
2018	211,453
2019	120,325
2020	120,325
Total Minimum Lease Payments	$925,624

Note 5. Concentration of Risk

The Company places its cash and cash equivalents on deposit with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC), in the United States. At times, balances may exceed insurable limits.

Note 6. Retirement Plan

The Company offers a 401k plan. Under the terms of the plan, participants are entitled to contribute up to the maximum allowable amount not to exceed the limits established by the Internal Revenue Code. There is no guaranteed company match. Based on operating results, the Company may elect to make a discretionary match.

For the year ended December 31, 2015, the Company did not pay or accrue a discretionary match.

Note 7. Related Party Transactions

The Company assumed assets and liabilities as of December 1, 2015 of a related entity, related through common ownership, Financial Resources Group, LLC, to begin its operations as a broker-dealer. Financial Resources Group Investment Services, LLC was formed in South Carolina because South Carolina allowed the principals to be dually registered with LPL Financial and with Financial Resources Group Investment Services, LLC. Financial Resources Group, LLC was a North Carolina limited liability company and North Carolina would not allow dual registration so a new entity was formed. All of Financial Resources Group, LLC's operations are now part of Financial Resources Group Investment Services, LLC. Financial Resources Group, LLC is in the process of dissolving because the entity is not needed and to eliminate confusion in the marketplace with two similarly named entities.

Note 8. Commitments and Contingencies

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management is not aware of any legal proceedings where the Company is named.

Note 9. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date.

Pursuant to NASD Rule 1017, FINRA granted the continuing membership application of Financial Resources Group Investment Services, LLC (the "Firm") filed on January 25, 2016. The application requested approval for an ownership change. The Firm is currently wholly owned by Mr. Bruce Miller. Post-ownership change, the Firm will be directly owned by FRG Holdings, LLC, which is directly owned by Financial Partners, LLC, which, in turn, is directly owned by Mr. Miller; as such, there is no change in ultimate indirect ownership of the Firm.

Financial Resources Group Investment Services, LLC

Report on Financial Statements

For the year ended December 31, 2015

(Pursuant to paragraph (d) of Rule 17a-5 of the Securities Exchange Act of 1934)

FINANCIAL RESOURCES GROUP

Investment Services